VIA EDGAR

September 15, 2006

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Mail Stop 4561

Attention:	Kathleen Collins, Accounting Branch Chief
Patrick Gilmore, Staff Accountant

Re:	InterVideo, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2005

Filed March 31, 2006

Form 10-Q Filed August 9, 2006

File No. 000-49809

Ladies and Gentlemen:

InterVideo, Inc. (“InterVideo”) is responding electronically to the comments of the staff (“Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) contained in the Staff’s letter dated August 23, 2006 and addressed to InterVideo (the “Comment Letter”) in connection with its Annual Report on Form 10-K for the fiscal year ended December 31, 2005 and its Quarterly Report on Form 10-Q filed on August 9, 2006.

We have repeated your comments 1 through 4 below in bold type, and the numbered items below correspond to the number of the comment set forth in the Comment Letter.

Form 10-K For the Fiscal Year Ended December 31, 2005

Note 2. Summary of Significant Accounting Policies

Revenue Recognition, page 61

1.	Please refer to Comment 1 in our letter dated July 20, 2006. We have reviewed your response and your revised critical accounting policy disclosure in your second quarter 2006 10-Q and note that for sales to distributors or resellers with limited return rights, you reserve a percentage return cap of the related revenue equal to an amount that the distributor or reseller is contractually allowed to return for a specified time period. Tell us why you reserve up to the amount of the return cap. In this regard, tell us whether you are able to reliably estimate the amount of future returns and tell us how you determined that you met the requirements of paragraph 8 of SFAS 48. Additionally, confirm that after the time period for returns expires, for any products not returned, you recognize the revenue reserved on a timely basis. Alternatively, tell us your accounting for such reserves and when the reserved revenue is recognized. Also, tell us how you considered the requirements of Article 12-09 of Regulation S-X to include a valuation analysis of your reserve for return rights in your Form 10-K.

In response to the Staff’s comment, we respectfully advise the Staff that we reserve up to the amount of the return cap because this reflects the historical return rate. As such, because historically all return rights have been exhausted by the expiration date of the return privileges, we have not recognized any of the previously reserved revenue. Accordingly, this historical reserve rate is deemed to be an accurate estimate of future returns in accordance with paragraph 8 of SFAS 48. We also advise the staff that because this methodology applies to only a limited number of customers, historically, such reserves have been immaterial to the financial statements, thus a valuation analysis as prescribed in Article 12-09 of Regulation S-X, while considered, has not been included. We will continue to consider the inclusion of such an analysis in future filings.

2.	Please refer to comment 2 in our letter dated July 20, 2006. We note in your response that returns have historically occurred within 30 days of the purchase which the Company believes is the return policy of the retailers where the product is sold. Clarify whether all of your retailers have a 30 day return policy or whether certain retailers have a different return policy. Additionally, tell us whether there have been any significant returns, historically, from end users after the 30 day period.

In response to the Staff’s comment, we respectfully advise the Staff that, of the significant retail customers we sell our product through, most have 30-day return policies for software purchases. Of the four that have less than 30-day return policies, the largest has a 21-day return policy. Further, we advise the staff that we have not, historically, experienced significant returns after the 30-day period.

3.	Also, we note your response indicates that the revenue from the sales to distributors and retailers with limited return rights is recognized in the month following the receipt of the reported sales to end-users (i.e. your 30 day delay policy) thus allowing the return privileges to substantially expire. Your revised disclosures in your June 30, 2006 Form 10-Q; however, indicate that revenue is recognized upon receipts of evidence that the distributor and retailers have sold your product to the end users, net of returns. Please explain the apparent inconsistencies between your response and your revised disclosures.

In response to the Staff’s comment, we respectfully advise the Staff that we believe this language is consistent with our response in that we are stating the revenue recognized is on product sales where the product sold is no longer subject to return. However, we acknowledge the use of the term “net of returns” may be confusing in this context and, as such we will remove such reference in future filings.

Form 10-Q For the quarterly period ended June 30, 2006

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 18

4.	We have reviewed your disclosures regarding the declining revenue related to HP beginning in the fourth quarter of 2005 and into 2006, because HP informed the Company that they will not incorporate certain of your products into certain future HP notebook models. We reissue our previous comment 1 in our letter dated June 23, 2006 to include in your disclosures insight into material opportunities, challenges and risks, such as those presented by known material trends and uncertainties, on which the company’s executives are most focused for both the short and long term, as well as the actions they are taking to address these opportunities, challenges and risks pursuant to FR-72. Your current disclosure is very general and does not include a discussion of the potential impact of losing future business from your largest customer and what actions management is taking to overcome the possible future declines in revenue from this customer. Tell us how you intend to comply with section III.B.3 of SEC Release No. 33-8350 to include such discussion.

In response to the Staff’s comment, we respectfully advise the Staff that OEM customer turnover is not unusual in our industry, as evidenced by the changes in our significant customer disclosures since the date of our initial public offering in 2003. Further, the recently announced proposed acquisition of InterVideo by Corel was, in part, driven by our concerns regarding the circumstances that led to the loss of the aforementioned HP business. Nonetheless, we will expand this disclosure as appropriate in future filings. Accordingly, the following is a draft of how such a disclosure might appear, based on currently available information.

Proposed draft of future disclosure:

…Our revenue from HP has declined beginning in the fourth quarter of 2005 and into 2006 because we have been informed by HP that they will not incorporate certain of our products into certain future HP notebook models. While turnover in the OEM markets in which we operate is not unusual, we have re-doubled our efforts to penetrate other OEM opportunities, including those that exist within other HP product offerings. We are also focused on our continued product development, on-going marketing strategies and other revenue generating activities in our attempt to offset the loss of the HP business. A significant decrease in revenue from HP, or the loss of any of our large customers without an offsetting increase in sales of from other customers including HP, would reduce our revenue and gross profit and otherwise harm our business…

Further, in response to the Staff’s specific request, we hereby acknowledge the following on behalf of InterVideo:

•	InterVideo is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments in the filings do not foreclose the Commission from taking any action with respect to the filing; and

•	InterVideo may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that you will find the foregoing responsive to the several comments of the Staff. If, however, you have further questions or comments regarding our disclosures, we respectfully request that a conference call be arranged with yourselves and our management so that all matters can be resolved as expeditiously as possible.

Please direct any questions or comments regarding this letter to the undersigned at 510.651.0888.

Sincerely,

/S/ RANDALL BAMBROUGH
Randall Bambrough
Chief Financial Officer
InterVideo, Inc.

cc:	Mike Rebholtz
Matthew Sonsini
Troy Foster